EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the three months ended March 31, 2018

EARNINGS:
Earnings before income taxes	$48,100
Fixed charges	48,244
Add: Amortization of capitalized interest	192
Less: Interest capitalized	—
Earnings available for fixed charges (A)	$96,536

FIXED CHARGES:
Interest and other financial charges	$37,781
Portion of rents representing interest expense	10,463
Total fixed charges (B)	$48,244

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.00